Luna Technologies International, Inc.
                                61 B Fawcett Road
                           Coquitlam, British Columbia
                                 Canada, V3K 6V2

                                                              April 6, 2006


VIA ELECTRONIC SUBMISSION
-------------------------
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re: Registration Statement on Form SB-2 (the "Company") Initially Filed February 2, 2006
                  File No. 333-131474

Ladies and Gentlemen:

         The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of its Registrant's Registration Statement on Form SB-2 filed with the Commission on February 2, 2006 (File No. 333-127613) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

         The Company requests this withdrawal because it has elected not to pursue the registration of the securities therein at this time. Please apply the Company's filing fee to its account with the Commission.

         If you have any questions concerning this matter, please contact Marcelle S. Balcombe at (212) 930-9700.

         Thank you for your assistance in this matter.



                                         Luna Technologies International, Inc.

                                         By:  /s/ Kimberly Landry
                                              --------------------------------
                                                    Kimberly Landry
                                                    Chief Executive Officer